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                              July 1, 2020

       Nigel S. Glenday
       Chief Executive Officer
       Masterworks 016, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 016,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Supplemental
Response dated June 23, 2020
                                                            File No. 024-11227

       Dear Mr. Glenday:

             We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2020 letter.

       Supplemental Response filed June 23, 2020

       General

   1. We note that your public website contains a "Secondary Trading" tab that appears to be active. We also note
the disclosure in Masterworks 017, LLC that "Masterworks has recently activated a
bulletin board as part of the Masterworks Platform, referred to as the
                                                        Masterworks 'Secondary
Market'." Please amend your disclosure discuss your Secondary
                                                        Market, consistent with
the disclosure provided in Masterworks 017, LLC. Include any relevant updates to
your Secondary Market that have occurred since you provided the disclosure in
Masterworks 017, LLC.
 Nigel S. Glenday
FirstName   LastNameNigel S. Glenday
Masterworks    016, LLC
Comapany
July 1, 2020NameMasterworks 016, LLC
July 1,2 2020 Page 2
Page
FirstName LastName
       Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at
(202) 551-3264
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Laura Anthony, Esq.